SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________
                                  Schedule 13D
                                 (Rule 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*


                         Real Goods Trading Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  756012 10 0
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 30, 2000
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 (the 'Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



CUSIP No.  756012-10-0                 13D
-------------------------------------------------------------------------------

1    NAME OF  REPORTING  PERSON
     I.R.S.  IDENTIFICATION  NOS.  OF ABOVE  PERSONS (ENTITIES ONLY)
     Gaiam.com, Inc.
-------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           800,000
                          ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                          0
                          -----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         800,000
                          -----------------------------------------------------
 PERSON                   10     SHARED DISPOSITIVE POWER

  WITH                           0
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000

-------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
-------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO

===============================================================================
===============================================================================

CUSIP No.  756012-10-0                 13D
-------------------------------------------------------------------------------

1    NAME OF  REPORTING  PERSON
     I.R.S.  IDENTIFICATION  NOS.  OF ABOVE  PERSONS (ENTITIES ONLY)

    Gaiam, Inc.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b) X

-------------------------------------------------------------------------------

3    SEC USE ONLY


-------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     00

-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

-------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           800,000
                           ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                           ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         800,000
                           ----------------------------------------------------
 PERSON                    10     SHARED DISPOSITIVE POWER

  WITH                            0
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000
-------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
-------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO
===============================================================================
===============================================================================


CUSIP No.  756012-10-0                 13D
-------------------------------------------------------------------------------

1    NAME OF  REPORTING  PERSON
     I.R.S.  IDENTIFICATION  NOS.  OF ABOVE  PERSONS (ENTITIES ONLY)
     Jirka Rysavy
-------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           800,000
                          ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                          0
                          -----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         800,000
                          -----------------------------------------------------
 PERSON                   10     SHARED DISPOSITIVE POWER

  WITH                           0
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000

-------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
-------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN

===============================================================================


Item 1. Security and Issuer.

     This Statement on Schedule 13D (the 'Statement') relates to the Common Stock, no par value (the 'Shares') of Real Goods Trading Corporation (the 'Company'). The principal executive offices of the Company are located at 3440 Airway Drive, Santa Rosa, California 95403.


Item 2. Identity and Background.

     (a) This Statement is filed by Gaiam.com, Inc. ('Gaiam.com'), by virtue of its direct beneficial ownership of the Option (as defined in Item 3 below) to acquire Shares. Gaiam, Inc. ('Gaiam') is a majority shareholder of Gaiam.com and by virtue of its share ownership, Gaiam.com's governing documents and agreements with Gaiam.com's other shareholders, Gaiam may be deemed to control Gaiam.com and therefore possess indirect beneficial ownership of the Shares deemed to be directly beneficially held by Gaiam.com. Jirka Rysavy owns a majority of the voting securities of Gaiam and is Chairman and Chief Executive Officer of Gaiam and Chairman and Co-Chief Executive Officer of Gaiam.com. By virtue of such relationships, Mr. Rysavy may be deemed to control Gaiam and Gaiam.com and may be deemed to possess indirect beneficial ownership of the Shares deemed to be held by Gaiam.com. However, Mr. Rysavy disclaims beneficial ownership of the Shares directly beneficially held by Gaiam.com.

     (b) The principal executive offices of Gaiam and Gaiam.com and the business address of Mr. Rysavy are located at 360 Interlocken Blvd., Suite 300, Broomfield, Colorado 80021.

     (c) Gaiam's principal business is to produce and sell goods, services and information, targeted to customers who value the environment, a sustainable economy, healthy lifestyles and personal development, through catalogs, retailers and (through Gaiam.com) the Internet. Gaiam.com's principal business is to sell the goods, services and information listed above through the Internet. Mr. Rysavy is Chairman and Chief Executive Officer of Gaiam.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) Gaiam and Gaiam.com are Colorado corporations. Mr. Rysavy is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The first paragraph under Item 4 below is hereby incorporated by this reference.

Item 4. Purpose of Transaction.

     Gaiam, Gaiam.com and Amrion, Inc., formerly WholePeople.com, Inc. ('Amrion') entered into a contribution agreement dated as of June 19, 2000 among Gaiam, Gaiam.com, Amrion, and certain related parties (the 'Contribution Agreement'), pursuant to which Gaiam and Amrion contributed certain of their Internet properties and other assets to Gaiam.com. Among the assets contributed to Gaiam.com was a note in the aggregate principal amount of $3,000,000 payable by WPcom Colorado, Inc., a subsidiary of Amrion ('WP Colorado'), to Gaiam.com (the 'Note'). In addition, Gaiam.com was granted an option (the 'Option') by WP Colorado to elect to receive 800,000 Shares held by WP Colorado in lieu of a total of $2,000,000 in principal payments and accrued and unpaid interest payments under the Note. The Option is exercisable until November 20, 2000. The foregoing summary of the Contribution Agreement and the Option is qualified in its entirety by reference to the text of the Contribution Agreement attached to this Statement as Exhibit 1.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Shares (including through the exercise of all or part of the Option), dispose of all or a portion of the Shares or the Option, or cease buying or selling Shares. Any such additional purchases or sales may be in open market or privately-negotiated transactions or otherwise.

     Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Pursuant to the Option, Gaiam.com has the right to acquire 800,000 Shares and therefore may be deemed to be the direct beneficial owner of such 800,000 Shares, or approximately 16.4% of the 4,881,742 Shares outstanding as of March 31, 2000, according to the Company's most recent Annual Report on Form 10-K. By virtue of the relationships previously reported under
Item 2 of this Statement, Gaiam and Mr. Rysavy may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Gaiam.com. Mr. Rysavy disclaims beneficial ownership of such Shares.

     (b) Gaiam.com has the power to direct the disposition of the Option and, if the Option is exercised, will have power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2 of this Statement, Gaiam and Mr. Rysavy may be deemed to have the power to vote and direct the disposition of any Shares held by Gaiam.com.

     (c) The first paragraph under Item 4 above is hereby incorporated by this reference. Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

     (d) Upon exercise of the Option, Gaiam.com will have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it, and, by virtue of the relationships reported in
Item 2 of this Statement, each of Gaiam and Mr. Rysavy will have the power to direct receipt of dividends from, and the proceeds from the sale of, the Shares held by Gaiam.com. Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by Gaiam.com.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The first paragraph under Item 4 above is hereby incorporated by this reference. Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Contribution Agreement dated June 19, 2000 by and among Gaiam, Inc., Gaiam.com, Inc., WholePeople.com, Inc., WPcom Colorado, Inc., WP Internet Company and GnewCo, Inc. incorporated by reference to Exhibit 10.1 to Gaiam, Inc.'s Current Report on Form 8-K dated June 30, 2000.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2000
                                    By: /s/ Jirka Rysavy
                                        Jirka Rysavy, as Chairman and
                                        Chief Executive Officer of
                                        Gaiam.com, Inc. and Gaiam.com, Inc.
                                        and individually